Exhibit 99.1

FOR IMMEDIATE RELEASE    April 27, 2022
(All amounts in U.S. dollars. Per share information based on diluted shares outstanding unless otherwise noted.)

CELESTICA ANNOUNCES FIRST QUARTER 2022 FINANCIAL RESULTS
Q1 2022 Revenue and non-IFRS Adjusted EPS* exceed guidance range
Full Year Revenue Outlook raised

TORONTO, Canada - Celestica Inc. (TSX: CLS) (NYSE: CLS), a leader in design, manufacturing and supply chain solutions for the world's most innovative companies, today announced financial results for the quarter ended March 31, 2022 (Q1 2022)†.
"Our strong performance in the first quarter was a great start to the year. Although the macro environment presented a number of challenges, we continue to execute well on our key objectives while advancing our long term strategy," said Rob Mionis, President and CEO, Celestica.
"Based on our performance to-date and the assumption that the supply chain environment does not materially worsen, we are pleased to raise our full year 2022 revenue outlook to at least $6.5 billion, which, if achieved, would represent at least 15% year-over-year growth."

Q1 2022 Highlights
•Key measures:
•Revenue: $1.57 billion, increased 27% compared to $1.23 billion for the first quarter of 2021 (Q1 2021).
•Operating margin (non-IFRS)*: 4.4%, compared to 3.5% for Q1 2021.
•ATS segment revenue: increased 31% compared to Q1 2021; ATS segment margin was 5.0%, compared to 4.0% for Q1 2021.
•CCS segment revenue: increased 24% compared to Q1 2021; CCS segment margin was 3.9%, compared to 3.1% for Q1 2021.
•Adjusted earnings per share (EPS) (non-IFRS)*: $0.39, compared to $0.22 for Q1 2021.
•Adjusted return on invested capital (non-IFRS)*: 13.9%, compared to 10.8% for Q1 2021.
•Free cash flow (non-IFRS)*: $0.5 million, compared to $20.9 million for Q1 2021.
•IFRS financial measures (directly comparable to non-IFRS measures above):
•Earnings before income taxes as a percentage of revenue: 2.0%, compared to 1.3% for Q1 2021.
•EPS: $0.17, compared to $0.08 per share for Q1 2021.
•Return on invested capital: 6.2%, compared to 3.9% for Q1 2021.
•Cash provided by operations: $35.3 million, compared to $48.8 million for Q1 2021.
•Repurchased and cancelled 0.7 million shares for $7.8 million under our normal course issuer bid.

† Celestica has two operating and reportable segments - Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market and is comprised of our Aerospace and Defense (A&D), Industrial (including PCI Private Limited and energy), HealthTech and Capital Equipment businesses. Our CCS segment consists of our Communications and Enterprise (servers and storage) end markets. Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 25 to our 2021 audited consolidated financial statements, included in our Annual Report on Form 20-F for the year ended December 31, 2021 (2021 20-F), available at www.sec.gov and www.sedar.com, for further detail.
* Non-International Financial Reporting Standards (IFRS) financial measures (including ratios based on non-IFRS financial measures) do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar financial measures presented by other public companies that report under IFRS or U.S. generally accepted accounting principles (GAAP). See “Non-IFRS Supplementary Information” below for information on our rationale for the use of non-IFRS financial measures, and Schedule 1 for, among other items, non-IFRS financial measures included in this press release, as well as their definitions, uses, and a reconciliation of historical non-IFRS financial measures to the most directly comparable IFRS financial measures. The most directly-comparable IFRS financial measures to non-IFRS operating margin, non-IFRS adjusted EPS, non-IFRS adjusted return on invested capital and non-IFRS free cash flow are earnings before income taxes as a percentage of revenue, EPS, return on invested capital, and cash provided by operations, respectively.

Second Quarter of 2022 (Q2 2022) Guidance

Q2 2022 Guidance
Revenue (in billions)	$1.575 to $1.725
Operating margin (non-IFRS)*	4.6% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges
Adjusted SG&A (non-IFRS)* (in millions)	$62 to $64
Adjusted EPS (non-IFRS)*	$0.38 to $0.44

For Q2 2022, we expect a negative $0.14 to $0.20 per share (pre-tax) aggregate impact on net earnings on an IFRS basis for employee stock-based compensation (SBC) expense, amortization of intangible assets (excluding computer software), and restructuring charges, offset in part by Transition Recoveries (defined in Schedule 1 below); and a non-IFRS adjusted effective tax rate* of approximately 20% (which does not account for foreign exchange impacts or unanticipated tax settlements).

2022 Outlook

Based on our strong execution in Q1 2022, our current and expected levels of demand, and assuming that supply chain constraints do not materially worsen, our outlook for 2022 includes:
•raising our revenue outlook to at least $6.5 billion;
•tightening our non-IFRS adjusted EPS* target to be between $1.60 and $1.75; and
•continuing to anticipate non-IFRS operating margin* of between 4% and 5%.

We continue to expect supply chain constraints to persist throughout the remainder of 2022. While we have incorporated these dynamics into our financial guidance and outlook to the best of our ability, their adverse impact (in terms of duration and severity) cannot be estimated with certainty, and may be materially in excess of our expectations.
* See Schedule 1 for the definitions of these non-IFRS financial measures. We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of our control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking IFRS financial measure. For these same reasons, we are unable to address the probable significance of the unavailable information. Forward-looking non-IFRS financial measures may vary materially from the corresponding IFRS financial measures.

Summary of Selected Q1 2022 Results

	Q1 2022 Actual	Q1 2022 Guidance (2)
Key measures:
Revenue (in billions)	$1.57	$1.4 to $1.55
Operating margin (non-IFRS)*	4.4%	4.2% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges
Adjusted SG&A (non-IFRS)* (in millions)	$56.7	$57 to $59
Adjusted EPS (non-IFRS)*	$0.39	$0.31 to $0.37

Directly comparable IFRS financial measures:
Earnings before income taxes as a % of revenue	2.0%	N/A
SG&A (in millions)	$65.7	N/A
EPS (1)	$0.17	N/A

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* See Schedule 1 for, among other things, the definitions of, and exclusions used to determine, these non-IFRS financial measures, and a reconciliation of such financial measures to the most directly comparable IFRS financial measures for Q1 2022.
(1) IFRS EPS of $0.17 for Q1 2022 included an aggregate charge of $0.22 (pre-tax) per share for employee SBC expense, amortization of intangible assets (excluding computer software), and restructuring charges. See the tables in Schedule 1 and note 10 to our March 31, 2022 unaudited interim condensed consolidated financial statements (Q1 2022 Interim Financial Statements) for per-item charges. This aggregate charge was within our Q1 2022 guidance range of between $0.19 to $0.25 per share for these items.

IFRS EPS for Q1 2022 included a $0.04 per share negative impact attributable to other charges (consisting most significantly of a $0.02 per share negative impact attributable to restructuring charges and a $0.01 per share negative impact attributable to Transition Costs (defined in Schedule 1)), and as a result of supply chain constraints and COVID-19-related workforce constraints, a $0.03 per share negative impact attributable to estimated COVID-19 Costs (defined as both direct and indirect costs, including manufacturing inefficiencies related to lost revenue due to our inability to secure materials, idled labor costs, and incremental costs for labor, expedite fees and freight premiums, cleaning supplies, personal protective equipment, and/or IT-related services to support our work-from-home arrangements), all largely offset by a $0.04 favorable tax impact attributable to the reversal of tax uncertainties in one of our Asian subsidiaries. See notes 10 and 11 to the Q1 2022 Interim Financial Statements.

IFRS EPS for Q1 2021 of $0.08 included $0.04 per share negative impact attributable to restructuring charges and a $0.01 per share negative impact attributable to COVID-19 Costs, net of COVID-19-related government subsidies, credits and grants and customer recoveries.
For information on the estimated impact of supply chain constraints (including from COVID-19) on our revenue and costs in Q1 2022 and Q1 2021, see "Segment Updates — Operational Impacts" of our Q1 2022 Management's Discussion and Analysis of Financial Condition and Results of Operations, to be filed today at www.sedar.com and furnished on Form 6-K at www.sec.gov.

(2) For Q1 2022, our revenue and non-IFRS adjusted EPS exceeded the high end of our guidance ranges, and our non-IFRS operating margin exceeded the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges, driven by strong performance in both of our segments. Non-IFRS adjusted SG&A for Q1 2022 was at the low end of our guidance range. Our non-IFRS adjusted effective tax rate for Q1 2022 was 19%, higher than our anticipated estimate of approximately 18%, mainly due to jurisdictional profit mix.

Q1 2022 Webcast and Annual Shareholders Meeting Webcast
Management will host its Q1 2022 results conference call on April 28, 2022 at 8:00 a.m. Eastern Daylight Time (EDT). The webcast can be accessed at www.celestica.com. Celestica's Annual Meeting of Shareholders (Meeting) will be held on April 28, 2022 at 9:30 a.m. EDT. As previously announced, the Meeting will be held virtually via audio-only webcast at https://meetnow.global/MWZFYUD. Online access to the Meeting will begin at 9:00 a.m. EDT.

Non-IFRS Supplementary Information
In addition to disclosing detailed operating results in accordance with IFRS, Celestica provides supplementary non-IFRS financial measures to consider in evaluating the company’s operating performance. Management uses adjusted net earnings and other non-IFRS financial measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS financial measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations. See Schedule 1 below.

About Celestica
Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, and Capital Equipment to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers. For more information on Celestica, visit www.celestica.com. Our securities filings can be accessed at www.sedar.com and www.sec.gov.

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Cautionary Note Regarding Forward-looking Statements

This press release contains forward-looking statements, including, without limitation, those related to: our anticipated financial and/or operational results and outlook, including our anticipated Q2 2022 non-IFRS adjusted effective tax rate; our credit risk; our liquidity; anticipated charges and expenses, including restructuring charges; anticipated recoveries; the potential impact of tax and litigation outcomes; mandatory prepayments under our credit facility; interest rates; and the anticipated timing of the sale of a vacated property (land and building) in Asia. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” "target," “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, where applicable, and applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: customer and segment concentration; price, margin pressures, and other competitive factors and adverse market conditions affecting, and the highly competitive nature of, the electronics manufacturing services industry in general and our segments in particular (including the risk that anticipated market improvements do not materialize); delays in the delivery and availability of components, services and/or materials, as well as their costs and quality; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements; our customers' ability to compete and succeed using our products and services; changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; managing changes in customer demand; rapidly evolving and changing technologies, and changes in our customers' business or outsourcing strategies; the cyclical and volatile nature of our semiconductor business; the expansion or consolidation of our operations; the inability to maintain adequate utilization of our workforce; defects or deficiencies in our products, services or designs; volatility in the commercial aerospace industry; integrating and achieving the anticipated benefits from acquisitions (including our acquisition of PCI Private Limited (PCI)) and "operate-in-place" arrangements; compliance with customer-driven policies and standards, and third-party certification requirements; challenges associated with new customers or programs, or the provision of new services; the impact of our restructuring actions and/or productivity initiatives, including a failure to achieve anticipated benefits therefrom; negative impacts on our business resulting from newly-increased third-party indebtedness; the incurrence of future restructuring charges, impairment charges, other write-downs of assets or operating losses; managing our business during uncertain market, political and economic conditions, including among others, geopolitical and other risks associated with our international operations, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers, including in relation to the evolving Ukraine/Russia conflict; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of events outside of our control (see "External Factors that May Impact our Business" in Item 5 of our 2021 20-F); the scope, duration and impact of the COVID-19 pandemic and material constraints; changes to our operating model; changing commodity, materials and component costs as well as labor costs and conditions; execution and/or quality issues (including our ability to successfully resolve these challenges); non-performance by counterparties; maintaining sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; negative impacts on our business resulting from any significant uses of cash (including for the acquisition of PCI), securities issuances, and/or additional increases in third-party indebtedness (including as a result of an inability to sell desired amounts under our uncommitted accounts receivable sales program or supplier financing programs); operational impacts that may affect PCI’s ability to achieve anticipated financial results; foreign currency volatility; our global operations and supply chain; competitive bid selection processes; customer relationships with emerging companies; recruiting or retaining skilled talent; our dependence on industries affected by rapid technological change; our ability to adequately protect intellectual property and confidential information; increasing taxes (including as a result of global tax reform), tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; the management of our information technology systems, and the fact that while we have not been materially impacted by computer viruses, malware, ransomware, hacking attempts or outages, we have been (and may continue to be) the target of such events; the inability to prevent or detect all errors or fraud; the variability of revenue and operating results; unanticipated disruptions to our cash flows; compliance with applicable laws and regulations; our pension and other benefit plan obligations; changes in accounting judgments, estimates and assumptions; our ability to maintain compliance with applicable credit facility covenants; interest rate fluctuations and the discontinuation of LIBOR; our ability to refinance our indebtedness from time to time; deterioration in financial markets or the macro-economic environment; our credit rating; the interest of our controlling shareholder; current or future litigation, governmental actions, and/or changes in legislation or accounting standards; negative publicity; that we will not be permitted to, or do not, repurchase subordinate voting shares (SVS) under any normal course issuer bid (NCIB); the impact of climate change; and our ability to achieve our environmental, social and governance (ESG) initiative goals, including with respect to diversity and inclusion and climate change. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in our most recent MD&A, our 2021 Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.

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The forward-looking statements contained in this press release are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include: continued growth (and recovery from adverse impacts due to COVID-19) in the broader economy and our end markets; growth in manufacturing outsourcing from customers in diversified end markets; no significant unforeseen negative impacts to Celestica’s operations; no unforeseen materials price increases, margin pressures, or other competitive factors affecting the EMS industry in general or our segments in particular, as well as those related to the following: the scope and duration of materials constraints (i.e., that they do not materially worsen) and the COVID-19 pandemic and their impact on our sites, customers and suppliers; fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success of our customers’ products; our ability to retain programs and customers; the stability of general economic and market conditions and currency exchange rates; supplier performance and quality, pricing and terms; compliance by third parties with their contractual obligations; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for product/component tariffs and countermeasures; global tax legislation changes; our ability to keep pace with rapidly changing technological developments; the timing, execution and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; the components of our leverage ratio (as defined in our credit facility); our ability to successfully diversify our customer base and develop new capabilities; the availability of capital resources for, and the permissibility under our credit facility of, repurchases of outstanding SVS under NCIBs, and compliance with applicable laws and regulations pertaining to NCIBs; compliance with applicable credit facility covenants; anticipated demand strength in certain of our businesses; anticipated demand weakness in, and/or the impact of anticipated adverse market conditions on, certain of our businesses; our ability to successfully integrate PCI and achieve the expected benefits from the acquisition; and our maintenance of sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities. Although management believes its assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contacts:
Celestica Global Communications             Celestica Investor Relations
(416) 448-2200                        (416) 448-2211
media@celestica.com                     clsir@celestica.com

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Schedule 1
Supplementary Non-IFRS Financial Measures

The non-IFRS financial measures (including ratios based on non-IFRS financial measures) included in this press release are: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted selling, general and administrative expenses (SG&A), adjusted SG&A as a percentage of revenue, operating earnings (or adjusted EBIAT), operating margin (operating earnings or adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted EPS, adjusted return on invested capital (adjusted ROIC), free cash flow, adjusted tax expense and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, free cash flow, adjusted tax expense and adjusted effective tax rate are further described in the tables below. In calculating our non-IFRS financial measures, management excludes the following items (where indicated): employee stock-based compensation (SBC) expense, amortization of intangible assets (excluding computer software), Other Charges, net of recoveries (defined below), and Finance Costs (defined below), all net of the associated tax adjustments (quantified in the table below), and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites).

We believe the non-IFRS financial measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our core operations), to evaluate cash resources that we generate from our business each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted tax expense and a non-IFRS adjusted effective tax rate provide improved insight into the tax effects of our core operations, and are useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of our core operations.

Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies that report under IFRS, or who report under U.S. GAAP and use non-GAAP financial measures to describe similar financial metrics. Non-IFRS financial measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any IFRS financial measure.
The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS financial measures are nonetheless recognized under IFRS and have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS financial measures back to the most directly comparable IFRS financial measures.
The economic substance of these exclusions described above (where applicable to the periods presented) and management’s rationale for excluding them from non-IFRS financial measures is provided below:
Employee SBC expense, which represents the estimated fair value of stock options, restricted share units and performance share units granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee SBC expense in assessing operating performance, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do.
Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges in assessing operating performance.
Other Charges, net of recoveries, consist of, when applicable: Restructuring Charges, net of recoveries (defined below); Transition Costs (Recoveries) (defined below); net Impairment charges (defined below); consulting, transaction and integration costs related to potential and completed acquisitions, and charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions, when applicable; legal settlements (recoveries); specified

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credit facility-related charges; and post-employment benefit plan losses. We exclude these charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities or incurrence of the relevant costs. Our competitors may record similar charges at different times, and we believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these types of charges, net of recoveries, in assessing operating performance.

Restructuring Charges, net of recoveries, consist of costs relating to: employee severance, lease terminations, site closings and consolidations; write-downs of owned property and equipment which are no longer used and are available for sale; and reductions in infrastructure.
Transition Costs consist of costs recorded in connection with: (i) the relocation of our Toronto manufacturing operations, and the move of our corporate headquarters into and out of a temporary location during, and upon completion, of the construction of space in a new office building at our former location (all in connection with the 2019 sale of our Toronto real property), (ii) the transfer of manufacturing lines from closed sites to other sites within our global network; and (iii) consistent with the treatment of our Toronto real property sale, the sale of real properties unrelated to restructuring actions (Property Dispositions). Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use and other costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations, transfers and dispositions. Transition Recoveries consist of any gains recorded in connection with Property Dispositions. We believe that excluding these costs and recoveries permits a better comparison of our core operating results from period-to-period, as these costs or recoveries will not reflect our ongoing operations once these relocations, manufacturing line transfers, and dispositions are complete.
Impairment charges, which consist of non-cash charges against goodwill, intangible assets, property, plant and equipment, and right-of-use (ROU) assets, result primarily when the carrying value of these assets exceeds their recoverable amount.
Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our accounts receivable sales program and customers' supplier financing programs, and interest expense on our lease obligations, net of interest income earned. We believe that excluding these costs provides useful insight for assessing the performance of our core operations.
Non-core tax impacts are excluded, as we believe that these costs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these costs or recoveries in assessing operating performance.
The following table (which is unaudited) sets forth, for the periods indicated, the various non-IFRS financial measures discussed above, and a reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures (in millions, except percentages and per share amounts):

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	Three months ended March 31
	2021		2022
		% of revenue		% of revenue
IFRS revenue	$1,234.9		$1,566.9

IFRS gross profit	$101.5	8.2%	$132.5	8.5%
Employee SBC expense	4.9		5.6
Non-IFRS adjusted gross profit	$106.4	8.6%	$138.1	8.8%

IFRS SG&A	$58.8	4.8%	$65.7	4.2%
Employee SBC expense	(5.2)		(9.0)
Non-IFRS adjusted SG&A	$53.6	4.3%	$56.7	3.6%

IFRS earnings before income taxes	$15.7	1.3%	$30.8	2.0%
Finance Costs	8.0		9.8
Employee SBC expense	10.1		14.6
Amortization of intangible assets (excluding computer software)	4.9		9.3
Other Charges	4.6		4.8
Non-IFRS operating earnings (adjusted EBIAT) (1)	$43.3	3.5%	$69.3	4.4%

IFRS net earnings	$10.5	0.9%	$21.8	1.4%
Employee SBC expense	10.1		14.6
Amortization of intangible assets (excluding computer software)	4.9		9.3
Other Charges	4.6		4.8
Adjustments for taxes (2)	(2.3)		(2.3)
Non-IFRS adjusted net earnings	$27.8		$48.2

Diluted EPS
Weighted average # of shares (in millions)	129.0		124.7
IFRS earnings per share	$0.08		$0.17
Non-IFRS adjusted earnings per share	$0.22		$0.39
# of shares outstanding at period end (in millions)	128.4		124.1

IFRS cash provided by operations	$48.8		$35.3
Purchase of property, plant and equipment, net of sales proceeds	(12.6)		(16.4)
Lease payments	(9.6)		(11.2)
Finance Costs paid (excluding debt issuance costs paid)	(5.7)		(7.2)
Non-IFRS free cash flow (3)	$20.9		$0.5

IFRS ROIC % (4)	3.9%		6.2%
Non-IFRS adjusted ROIC % (4)	10.8%		13.9%

(1)    Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings (loss) before income taxes, Finance Costs (defined above), employee SBC expense, amortization of intangible assets (excluding computer software), and Other Charges (recoveries) (defined above). See note 10 to our Q1 2022 Interim Financial Statements for separate quantification and discussion of the components of Other Charges (recoveries).

(2)    The adjustments for taxes, as applicable, represent the tax effects of our non-IFRS adjustments and non-core tax impacts (see below).

The following table sets forth a reconciliation of our IFRS tax expense and IFRS effective tax rate to our non-IFRS adjusted tax expense and our non-IFRS adjusted effective tax rate for the periods indicated, in each case determined by excluding the tax benefits or costs associated with the listed items (in millions, except percentages) from our IFRS tax expense for such periods:

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	Three months ended
	March 31
	2021	Effective tax rate	2022	Effective tax rate

IFRS tax expense and IFRS effective tax rate	$5.2	33%	$9.0	29%

Tax costs (benefits) of the following items excluded from IFRS tax expense:
Employee SBC expense	0.9		1.5
Amortization of intangible assets (excluding computer software)	—		0.8
Other Charges	0.3		—
Non-core tax impact related to restructured sites*	1.1		—
Non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate	$7.5	21%	$11.3	19%
*Consists of the reversals of tax uncertainties related to one of our Asian subsidiaries that completed its liquidation and dissolution during Q1 2021.

(3)    Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments and Finance Costs paid (excluding any debt issuance costs and when applicable, waiver fees related to our credit facility). We do not consider debt issuance costs ($0.8 million paid in Q1 2022 and nil paid in Q1 2021) or such waiver fees (when applicable) to be part of our ongoing financing expenses. As a result, these costs are excluded from total Finance Costs paid in our determination of non-IFRS free cash flow. Note, however, that non-IFRS free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures.

(4)    Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital (calculated in the table below) is derived from IFRS measures, and is defined as total assets less: cash, ROU assets, accounts payable, accrued and other current liabilities, provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter. For example, the average net invested capital for Q1 2022 is calculated using the average of the net invested capital as at December 31, 2021 and March 31, 2022. A comparable measure under IFRS would be determined by dividing IFRS earnings before income taxes by average net invested capital.

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The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %).

	Three months ended
	March 31
	2021	2022

IFRS earnings before income taxes	$15.7	$30.8
Multiplier to annualize earnings	4	4
Annualized IFRS earnings before income taxes	$62.8	$123.2

Average net invested capital for the period	$1,609.8	$2,000.7

IFRS ROIC % (1)	3.9%	6.2%

	Three months ended
	March 31
	2021	2022

Non-IFRS operating earnings (adjusted EBIAT)	$43.3	$69.3
Multiplier to annualize earnings	4	4
Annualized non-IFRS adjusted EBIAT	$173.2	$277.2

Average net invested capital for the period	$1,609.8	$2,000.7

Non-IFRS adjusted ROIC % (1)	10.8%	13.9%

	December 31 2021	March 31 2022
Net invested capital consists of:
Total assets	$4,666.9	$4,848.0
Less: cash	394.0	346.6
Less: ROU assets	113.8	109.8
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	2,202.0	2,347.4
Net invested capital at period end (1)	$1,957.1	$2,044.2

	December 31 2020	March 31 2021
Net invested capital consists of:
Total assets	$3,664.1	$3,553.4
Less: cash	463.8	449.4
Less: ROU assets	101.0	98.4
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,478.4	1,407.0
Net invested capital at period end (1)	$1,620.9	$1,598.6
(1)    See footnote 4 on the previous page.

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CELESTICA INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions of U.S. dollars)
(unaudited)

	Note	December 31 2021	March 31 2022

Assets
Current assets:
Cash and cash equivalents		$394.0	$346.6
Accounts receivable	5	1,260.3	1,243.4
Inventories	6	1,697.0	1,934.8
Income taxes receivable		8.6	8.6
Assets classified as held for sale	7	—	9.0
Other current assets		75.4	88.0
Total current assets		3,435.3	3,630.4

Property, plant and equipment		338.7	326.2
Right-of-use assets		113.8	109.8
Goodwill	4	324.2	321.9
Intangible assets		382.0	375.3
Deferred income taxes		47.7	52.7
Other non-current assets		25.2	31.7
Total assets		$4,666.9	$4,848.0

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and lease obligations	8	$51.5	$59.6
Accounts payable		1,238.3	1,400.2
Accrued and other current liabilities	6	884.3	862.5
Income taxes payable		62.3	67.0
Current portion of provisions		17.1	17.7
Total current liabilities		2,253.5	2,407.0

Long-term portion of borrowings under credit facility and lease obligations	8	742.9	726.1
Pension and non-pension post-employment benefit obligations		107.5	109.0
Provisions and other non-current liabilities		39.8	35.4
Deferred income taxes		60.2	61.1
Total liabilities		3,203.9	3,338.6

Equity:
Capital stock	9	1,764.5	1,753.9
Treasury stock	9	(48.9)	(19.0)
Contributed surplus		1,029.8	1,024.4
Deficit		(1,255.6)	(1,233.8)
Accumulated other comprehensive loss		(26.8)	(16.1)
Total equity		1,463.0	1,509.4
Total liabilities and equity		$4,666.9	$4,848.0

Commitments and Contingencies (note 14).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

		Three months ended
		March 31
	Note	2021	2022

Revenue	3	$1,234.9	$1,566.9
Cost of sales	6	1,133.4	1,434.4
Gross profit		101.5	132.5
Selling, general and administrative expenses (SG&A)		58.8	65.7
Research and development		8.8	11.4
Amortization of intangible assets		5.6	10.0
Other charges	10	4.6	4.8
Earnings from operations		23.7	40.6
Finance costs	8	8.0	9.8
Earnings before income taxes		15.7	30.8
Income tax expense (recovery)	11
Current		10.7	13.5
Deferred		(5.5)	(4.5)
		5.2	9.0
Net earnings for the period		$10.5	$21.8

Basic earnings per share		$0.08	$0.17
Diluted earnings per share		$0.08	$0.17

Shares used in computing per share amounts (in millions):
Basic		128.9	124.6
Diluted		129.0	124.7

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(in millions of U.S. dollars)
(unaudited)

	Three months ended
	March 31
	2021	2022

Net earnings for the period	$10.5	$21.8
Other comprehensive income (loss), net of tax:
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	(4.4)	(2.8)
Changes from currency forward derivative hedges	(9.9)	3.0
Changes from interest rate swap derivative hedges	3.3	10.5
Total comprehensive income (loss) for the period	$(0.5)	$32.5

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)
(unaudited)

	Note	Capital stock (note 9)	Treasury stock (note 9)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance -- January 1, 2021		$1,834.2	$(15.7)	$974.5	$(1,368.8)	$(15.2)	$1,409.0
Capital transactions:	9
Repurchase of capital stock for cancellation(b)		(10.1)	—	1.7	—	—	(8.4)
Equity-settled stock-based compensation (SBC)		—	13.2	(2.7)	—	—	10.5
Total comprehensive income (loss):
Net earnings for the period		—	—	—	10.5	—	10.5
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations		—	—	—	—	(4.4)	(4.4)
Changes from currency forward derivative hedges		—	—	—	—	(9.9)	(9.9)
Changes from interest rate swap derivative hedges		—	—	—	—	3.3	3.3
Balance -- March 31, 2021		$1,824.1	$(2.5)	$973.5	$(1,358.3)	$(26.2)	$1,410.6

Balance -- January 1, 2022		$1,764.5	$(48.9)	$1,029.8	$(1,255.6)	$(26.8)	$1,463.0
Capital transactions:	9
Issuance of capital stock		0.2	—	(0.1)	—	—	0.1
Repurchase of capital stock for cancellation (c)		(10.8)	—	10.5	—	—	(0.3)
Purchase of treasury stock for SBC plans (d)		—	(1.0)	—	—	—	(1.0)
Equity-settled SBC		—	30.9	(15.8)	—	—	15.1
Total comprehensive income (loss):
Net earnings for the period		—	—	—	21.8	—	21.8
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations		—	—	—	—	(2.8)	(2.8)
Changes from currency forward derivative hedges		—	—	—	—	3.0	3.0
Changes from interest rate swap derivative hedges		—	—	—	—	10.5	10.5
Balance -- March 31, 2022		$1,753.9	$(19.0)	$1,024.4	$(1,233.8)	$(16.1)	$1,509.4

(a)Accumulated other comprehensive loss is net of tax.
(b)Includes $18.1 accrued as of March 31, 2021 for the estimated contractual maximum number of permitted subordinate voting share (SVS) repurchases for cancellation under an automatic share purchase plan (ASPP) executed in March 2021 (see note 9).
(c)We paid $7.8 to repurchase SVS for cancellation under our normal course issuer bid, substantially offset by the reversal of the $7.5 accrued as of December 31, 2021 under an ASPP executed in December 2021 for such purpose (see note 9).
(d)We paid $34.8 to repurchase SVS for delivery obligations under our SBC plans, substantially offset by the reversal of the $33.8 accrued as of December 31, 2021 under a separate ASPP executed in December 2021 for such purpose (see note 9).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

		Three months ended
		March 31
	Note	2021	2022

Cash provided by (used in):
Operating activities:
Net earnings for the period		$10.5	$21.8
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization		30.3	35.9
Equity-settled employee SBC expense	9	10.1	14.6
Other charges (recoveries)	10	(1.1)	0.3
Finance costs		8.0	9.8
Income tax expense		5.2	9.0
Other		5.6	0.7
Changes in non-cash working capital items:
Accounts receivable		128.4	16.9
Inventories		(62.1)	(237.8)
Other current assets		(1.7)	(10.5)
Accounts payable, accrued and other current liabilities and provisions		(67.3)	183.8
Non-cash working capital changes		(2.7)	(47.6)
Net income tax paid		(17.1)	(9.2)
Net cash provided by operating activities		48.8	35.3

Investing activities:
Purchase of computer software and property, plant and equipment		(12.6)	(16.4)
Net cash used in investing activities		(12.6)	(16.4)

Financing activities:
Repayments under term loans	8	(30.0)	(4.6)
Lease payments		(9.6)	(11.2)
Issuance of capital stock		—	0.1
Repurchase of capital stock for cancellation	9	(5.3)	(7.8)
Purchase of treasury stock for stock-based plans	9	—	(34.8)
Finance costs paid(a)	8	(5.7)	(8.0)
Net cash used in financing activities		(50.6)	(66.3)

Net decrease in cash and cash equivalents		(14.4)	(47.4)
Cash and cash equivalents, beginning of period		463.8	394.0
Cash and cash equivalents, end of period		$449.4	$346.6
(a) Finance costs paid include debt issuance costs paid of $0.8 in the quarter ended March 31, 2022 (quarter ended March 31, 2021 — nil).
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters located in Toronto, Ontario, Canada. Celestica’s subordinate voting shares (SVS) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements for the quarter ended March 31, 2022 (Q1 2022 Interim Financial Statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS), in each case as issued by the International Accounting Standards Board (IASB), and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as of March 31, 2022 and our financial performance, comprehensive income and cash flows for the three months ended March 31, 2022 (referred to herein as Q1 2022). The Q1 2022 Interim Financial Statements should be read in conjunction with our 2021 audited consolidated financial statements (2021 AFS), which are included in our Annual Report on Form 20-F for the year ended December 31, 2021. The Q1 2022 Interim Financial Statements are presented in United States (U.S.) dollars, which is also Celestica's functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

The Q1 2022 Interim Financial Statements were authorized for issuance by our board of directors on April 27, 2022.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts (including, in recent periods, the prolonged impact of coronavirus disease 2019 and related mutations (COVID-19) and materials constraints), historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment also impacts certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in the impairment testing of our non-financial assets. Our assessment of these factors forms the basis for our judgments on the carrying values of our assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods.

Our review of the estimates, judgments and assumptions used in the preparation of our financial statements for Q1 2022 included those relating to, among others: our determination of the timing of revenue recognition, the determination of whether indicators of impairment existed for our assets and cash generating units (CGUs1), our measurement of deferred tax assets and liabilities, our estimated inventory provisions and expected credit losses, customer creditworthiness, and the determination of the fair value of assets acquired and liabilities assumed in connection with a business combination. Any revisions to estimates, judgments or assumptions may result in, among other things, write-downs or impairments to our assets or CGUs, and/or adjustments to the carrying amount of our accounts receivable (A/R) and/or inventories, or to the valuation of our deferred tax assets, any of which could have a material impact on our financial performance and financial condition.

1 CGUs are the smallest identifiable group of assets that cannot be tested individually and generate cash inflows that are largely independent of those of other assets or groups of assets, and can be comprised of a single site, a group of sites, or a line of business.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Accounting policies:

The Q1 2022 Interim Financial Statements are based on accounting policies consistent with those described in note 2 to our 2021 AFS.
3.           SEGMENT AND CUSTOMER REPORTING

Segments:

Celestica delivers innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market and is comprised of our Aerospace and Defense (A&D), Industrial (including PCI (defined in note 4) and energy), HealthTech and Capital Equipment businesses. Our CCS segment consists of our Communications and Enterprise (servers and storage) end markets. Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 25 to our 2021 AFS for a description of the businesses that comprise our segments, and how segment revenue, segment income and segment margin are determined.

Information regarding the performance of our reportable segments is set forth below:

Revenue by segment:	Three months ended March 31
	2021		2022
		% of total		% of total
ATS	$531.3	43%	$696.7	44%
CCS	703.6	57%	870.2	56%
Communications end market revenue as a % of total revenue		40%		38%
Enterprise end market revenue as a % of total revenue		17%		18%
Total	$1,234.9		$1,566.9

Segment income, segment margin, and reconciliation of segment income to IFRS earnings before income taxes:		Three months ended March 31
	Note	2021		2022
			Segment Margin		Segment Margin
ATS segment income and margin		$21.3	4.0%	$35.1	5.0%
CCS segment income and margin		22.0	3.1%	34.2	3.9%
Total segment income		43.3		69.3
Reconciling items:
Finance costs	8	8.0		9.8
Employee stock-based compensation (SBC) expense		10.1		14.6
Amortization of intangible assets (excluding computer software)		4.9		9.3
Other charges	10	4.6		4.8
IFRS earnings before income taxes		$15.7		$30.8

Customers:

No individual customer represented 10% or more of total revenue in either Q1 2022 or in the first quarter of 2021 (Q1 2021).

Seasonality:

From time to time, we experience some level of seasonality in our quarterly revenue patterns across certain of our businesses. Typically, revenue from our Enterprise end market decreases in the first quarter of the year compared to the previous quarter, and then increases in the second quarter, reflecting an increase in customer demand. We also typically experience our lowest overall revenue levels during the first quarter of each year. There can be no assurance that these patterns will continue. The

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
addition of new customers has also introduced different demand cycles from our existing customers, creating more volatility and unpredictability in our revenue patterns. These and other factors make it difficult to isolate the impact of seasonality on our business.

4.    ACQUISITION

On November 1, 2021, we completed the acquisition of 100% of the shares of PCI Private Limited (PCI), a fully integrated design, engineering and manufacturing solutions provider with five manufacturing and design facilities across Asia. The final purchase price for PCI was $314.7, net of $11.4 of cash acquired. In Q1 2022, we finalized the purchase price allocation for the acquisition. In connection therewith, we made the following changes to our preliminary purchase price allocation: increased the carrying value of customer intangible assets by $2.7, increased deferred income taxes liability by $0.5, and decreased goodwill by $2.2. The purchase price was funded with a combination of cash and borrowings under our credit facility (see note 8).

Details of our final purchase price allocation for the PCI acquisition are as follows:

PCI
Accounts receivable and other current assets	$68.9
Inventories	83.6
Property, plant and equipment	22.8
Customer intangible assets	176.1
Other non-current assets	6.9
Goodwill	123.8
Accounts payable and accrued liabilities	(121.3)
Other current liabilities	(8.1)
Deferred income taxes and other long-term liabilities	(38.0)
$314.7

Due to the acquisition, our amortization of intangible assets will increase by approximately $18 annually. Goodwill from the acquisition is attributable to our ATS segment and is not tax deductible.

We engaged third-party consultants to provide valuations of certain inventory, property, plant and equipment and intangible assets in connection with our acquisition of PCI. The fair value of the acquired tangible assets was measured by applying the market (sales comparison, brokers' quotes), cost or replacement cost, or the income (discounted cash flow) approach, as deemed appropriate. The valuation of the intangible assets by the third-party consultants was primarily based on the income approach using a discounted cash flow model and forecasts based on management's subjective estimates and assumptions. Various Level 2 and 3 data inputs of the fair value measurement hierarchy (described in note 20 to the 2021 AFS) were used in the valuation of the foregoing assets.

We recorded Acquisition Costs (defined in note 10) of $0.2 during Q1 2022 (Q1 2021 — nil; full year 2021 — $4.8), in each case related to our acquisition of PCI. See note 10 for a description of aggregate Acquisition Costs incurred in Q1 2022 and Q1 2021.

5.             ACCOUNTS RECEIVABLE

Accounts receivable (A/R) sales program and supplier financing programs (SFPs):
We are party to an agreement with a third-party bank to sell up to $300.0 in A/R on an uncommitted basis, subject to pre-determined limits by customer. This agreement provides for automatic annual one-year extensions, and may be terminated at any time by the bank or by us upon 3 months’ prior notice, or by the bank upon specified defaults. Under our A/R sales program, we continue to collect cash from our customers and remit amounts collected to the bank weekly.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
As of March 31, 2022, we participate in three SFPs, pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis. The SFPs have an indefinite term and may be terminated at any time by the customer or by us upon specified prior notice. Under our SFPs, the third-party banks collect the relevant receivables directly from these customers.

At March 31, 2022, we sold $162.8 of A/R (December 31, 2021 — $45.8) under our A/R sales program, and $150.9 of A/R under our SFPs (December 31, 2021 — $98.0). The A/R sold under each of these programs are de-recognized from our A/R balance, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the A/R to the banks. A/R are sold net of discount charges, which are recorded as finance costs in our consolidated statement of operations.

Contract assets:

At March 31, 2022, our A/R balance included $246.7 (December 31, 2021 — $253.5) of contract assets recognized as revenue in accordance with our revenue recognition accounting policy.

6.             INVENTORIES
We record inventory provisions, net of valuation recoveries, in cost of sales. Inventory provisions reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily reflect gains on the disposition of previously written-down inventory. We recorded net inventory provisions of $2.5 for Q1 2022 (Q1 2021 — $2.4).
We receive cash deposits from certain of our customers primarily to help mitigate the impact of higher inventory levels carried due to the current constrained materials environment, and to reduce risks related to excess and/or obsolete inventory. Such deposits as of March 31, 2022 totaled $461.7 (December 31, 2021 — $434.0), and were recorded in accrued and other current liabilities on our consolidated balance sheet.

7.    ASSETS CLASSIFIED AS HELD FOR SALE

In March 2022, after receipt of the required government approvals, we reclassified certain vacated property (land and building) in Asia as assets as held for sale. These assets (attributable to our CCS segment) were reclassified at the lower of their carrying values and estimated fair values less costs of disposal at the time of reclassification. No gain or loss was recognized in our consolidated statement of operations in connection with such reclassification. We currently expect the sale of this property to be completed in the second quarter of 2022. Specified costs incurred in Q1 2022 in anticipation of the sale were recorded as Transition Costs (see note 10).

8.          CREDIT FACILITIES AND LEASE OBLIGATIONS

We are party to a credit agreement (Credit Facility) with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which as of a December 6, 2021 amendment thereto, includes a term loan in the original principal amount of $350.0 (Initial Term Loan), a new term loan in the original principal amount of $365.0 (Incremental Term Loan), and a $600.0 revolving credit facility (Revolver). Prior to such amendment, the Credit Facility included the Initial Term Loan, a term loan in the original principal amount of $250.0 (Terminated Term Loan), the outstanding borrowings under which were fully repaid on December 6, 2021 with a portion of the proceeds of the Incremental Term Loan, and commitments of $450.0 under the Revolver. See note 11 to the 2021 AFS for additional detail regarding the amendments to our Credit Facility in December 2021. The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans.

The Initial Term Loan matures in June 2025. The Incremental Term Loan and the Revolver each mature on March 28, 2025, unless either (i) the Initial Term Loan has been prepaid or refinanced or (ii) commitments under the Revolver are available and have been reserved to repay the Initial Term Loan in full, in which case the Incremental Term Loan and Revolver each mature on December 6, 2026.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
The Credit Facility has an accordion feature that allows us to increase the Term Loans and/or commitments under the Revolver by $150.0 million, plus an unlimited amount to the extent that a specified leverage ratio on a pro forma basis does not exceed specified limits, in each case on an uncommitted basis and subject to the satisfaction of certain terms and conditions.

Borrowings under the Revolver bear interest, depending on the currency of the borrowing and our election for such currency, at LIBOR, Base Rate, Canadian Prime, an Alternative Currency Daily Rate, or an Alternative Currency Term Rate (each as defined in the Credit Facility) plus a specified margin. The margin for borrowings under the Revolver and the Incremental Term Loan ranges from 1.50% — 2.25% for LIBOR borrowings and Alternative Currency borrowings, and between 0.50% — 1.25% for Base Rate and Canadian Prime borrowings, in each case depending on the rate we select and our consolidated leverage ratio (as defined in the Credit Facility). Commitment fees range between 0.30% and 0.45% depending on our consolidated leverage ratio. The Initial Term Loan currently bears interest at LIBOR plus 2.125%. The Incremental Term Loan currently bears interest at LIBOR plus 2.0%. See note 12 for a description of the LIBOR successor provisions under the Credit Facility. Prior to the amendments to our Credit Facility in December 2021, the margin for borrowings under the Revolver ranged from 0.75% to 2.5%, commitment fees ranged between 0.35% and 0.50%, in each case depending on the rate we selected and our consolidated leverage ratio, the Initial Term Loan bore interest at LIBOR plus 2.125%, and the Terminated Term Loan bore interest at LIBOR plus 2.5%.

The Incremental Term Loan requires quarterly principal repayments of $4.5625, and each of the Term Loans requires a lump sum repayment of the remainder outstanding at maturity. The Initial Term Loan required quarterly principal repayments of $0.875, all of which were paid by the first half of 2020. We are also required to make annual prepayments of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver, in the manner set forth in the Credit Facility) ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow for the prior fiscal year. No prepayments based on 2021 excess cash flow will be required in 2022. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets). No Credit Facility prepayments based on 2021 net cash proceeds will be required in 2022. Any outstanding amounts under the Revolver are due at maturity.

Activity under our Credit Facility during 2021 and Q1 2022 is set forth below:

	Revolver	Term loans
Outstanding balances as of December 31, 2020	$—	$470.4
Amount repaid in Q1 2021(1)	—	(30.0)
Amount borrowed in Q4 2021(2)	220.0	365.0
Amount repaid in Q4 2021(2)	(220.0)	(145.0)
Outstanding balances as of December 31, 2021	$—	$660.4
Amount repaid in Q1 2022(3)	—	(4.6)
Outstanding balances as of March 31, 2022	$—	$655.8
(1)    Represents a prepayment under the Terminated Term Loan.
(2)    On October 27, 2021, we borrowed $220.0 under the Revolver to fund a portion of the PCI acquisition price in November 2021 (see note 4). On December 6, 2021, upon receipt of the net proceeds from the $365.0 Incremental Term Loan, we repaid all remaining amounts outstanding under the Terminated Term Loan ($145.0), and repaid $215.0 of the $220.0 borrowed under the Revolver. On December 29, 2021, we repaid the remaining $5.0 outstanding under the Revolver.
(3)    Represents the scheduled quarterly principal repayment under the Incremental Term Loan.

At March 31, 2022 and December 31, 2021, we were in compliance with all restrictive and financial covenants under the Credit Facility.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
The following tables set forth, at the dates shown: outstanding borrowings under the Credit Facility, excluding ordinary course letters of credit (L/Cs); notional amounts under our interest rate swap agreements; and outstanding lease obligations:

	Outstanding borrowings		Notional amounts under interest rate swaps (note 12)
	December 31 2021	March 31 2022	December 31 2021	March 31 2022
Borrowings under the Revolver	$—	$—	$—	$—
Borrowings under term loans:
Initial Term Loan	$295.4	$295.4	$100.0	$100.0
Incremental Term Loan	365.0	360.4	100.0	230.0
Total	$660.4	$655.8	$200.0	$330.0
Total borrowings under Credit Facility	$660.4	$655.8
Unamortized debt issuance costs related to our term loans (1)	(4.6)	(4.5)
Lease obligations(2)	138.6	134.4
	$794.4	$785.7
Total Credit Facility and lease obligations:
Current portion	$51.5	$59.6
Long-term portion	742.9	726.1
	$794.4	$785.7

(1)We incur debt issuance costs upon execution and amendment of the Credit Facility. Debt issuance costs incurred in Q1 2022 in connection with our Revolver totaling $0.3 (Q1 2021 — nil) were deferred as other assets on our consolidated balance sheets and are amortized on a straight line basis over the term (or remaining term, as applicable) of the Revolver. Debt issuance costs incurred in Q1 2022 in connection with our Term Loans totaling $0.3 (Q1 2021 — nil) were deferred as long-term debt on our consolidated balance sheets and are amortized over their respective terms using the effective interest rate method.
(2)These lease obligations represent the present value of unpaid lease payments which have been discounted using our incremental borrowing rate on the lease commencement dates. In addition to these lease obligations, we have commitments under additional real property leases not recognized as liabilities as of March 31, 2022 or December 31, 2021 because such leases had not yet commenced. A description of, and minimum lease obligations under, these leases are disclosed in note 24 to the 2021 AFS.

The following table sets forth, at the dates shown, information regarding outstanding L/Cs, surety bonds and overdraft facilities:

	December 31 2021	March 31 2022
Outstanding L/Cs under the Revolver	$21.0	$21.0
Outstanding L/Cs and surety bonds outside the Revolver	27.1	28.2
Total	$48.1	$49.2
Available uncommitted bank overdraft facilities	$198.5	$198.5
Amounts outstanding under available uncommitted bank overdraft facilities	$—	$—

Finance costs consist of interest expense and fees related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, our A/R sales program and SFPs, and interest expense on our lease obligations, net of interest income earned.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
9.             CAPITAL STOCK

SVS Repurchase Plans:
In recent years, we have repurchased SVS in the open market, or as otherwise permitted, for cancellation through normal course issuer bids (NCIBs), which allow us to repurchase a limited number of SVS during a specified period. The maximum number of SVS we are permitted to repurchase for cancellation under each NCIB is reduced by the number of SVS purchased by a broker in the open market during the term of such NCIB to satisfy delivery obligations under our SBC plans. We from time-to-time enter into automatic share purchase plans (ASPPs) with a broker, instructing the broker to purchase our SVS in the open market on our behalf (for cancellation under an NCIB or for delivery under our SBC plans), including during any applicable trading blackout periods (ASPP Purchases), up to specified daily maximums (subject to certain conditions) at specified prices through the term of each ASPP. No ASPPs were entered into in Q1 2022.

On November 19, 2020, the TSX accepted our notice to launch an NCIB (2020 NCIB), which allowed us to repurchase, at our discretion, from November 24, 2020 until the earlier of November 23, 2021 or the completion of purchases thereunder, up to approximately 9.0 million SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. At December 31, 2020, we had accrued $15.0, representing the estimated contractual maximum number of permitted SVS repurchases (Contractual Maximum) under an ASPP entered into in December 2020 (2.0 million SVS). This accrual was reversed in Q1 2021. At March 31, 2021, we recorded an accrual of $18.1, representing the estimated Contractual Maximum (2.2 million SVS) under an ASPP entered into in March 2021. This accrual was reversed in the second quarter of 2021.

On December 2, 2021, the TSX accepted our notice to launch a new NCIB (2021 NCIB). The 2021 NCIB allows us to repurchase, at our discretion, from December 6, 2021 until the earlier of December 5, 2022 or the completion of purchases thereunder, up to approximately 9.0 million of our SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. As of March 31, 2022, approximately 4.6 million SVS remain available for repurchase under the 2021 NCIB either for cancellation or SBC delivery purposes.

In December 2021, we entered into an ASPP (2021 NCIB ASPP) for the repurchase of SVS for cancellation under the 2021 NCIB. We recorded an accrual at December 31, 2021 of $7.5 (NCIB Accrual), representing the estimated Contractual Maximum (0.7 million SVS) under this ASPP. In Q1 2022, the NCIB Accrual was reversed, and we paid $7.8 (including transaction fees) to repurchase 0.7 million SVS for cancellation, including 0.2 million SVS repurchased under the 2021 NCIB ASPP (see chart below).
In December 2021, we entered into an additional ASPP (SBC ASPP) for delivery obligations under our SBC plans. We recorded an accrual at December 31, 2021 of $33.8 (SBC Accrual), representing the estimated Contractual Maximum (3.0 million SVS) under this ASPP. In Q1 2022, the SBC Accrual was reversed, and we paid $34.8 (including transaction fees) to repurchase 3.0 million SVS for SBC plan delivery obligations, all under the SBC ASPP (see chart below).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
SVS repurchases:
Information regarding SVS repurchase activities for the periods indicated is set forth below:

	Three months ended March 31
	2021	2022
Aggregate cost(1) of SVS repurchased for cancellation (2)	$5.3	$7.8
Number of SVS repurchased for cancellation (in millions) (3)	0.6	0.7
Weighted average price per share for repurchases	$8.35	$11.50
Aggregate cost(1) of SVS repurchased for delivery under SBC plans (see below)	$—	$34.8
Number of SVS repurchased for delivery under SBC plans (in millions) (4)	—	3.0
(1)Includes transaction fees.
(2)For Q1 2021, excludes an accrual of $18.1 we recorded at March 31, 2021 for the estimated Contractual Maximum under the March 2021 ASPP.
(3)For Q1 2021 and Q1 2022, includes 0.01 million and 0.2 million ASPP Purchases of SVS for cancellation, respectively.
(4)For Q1 2022, represents 3.0 million ASPP Purchases of SVS for SBC delivery obligations.

SBC:

From time to time, we pay cash to a broker to purchase SVS in the open market to satisfy delivery requirements under our SBC plans. At March 31, 2022, the broker held 1.6 million SVS with a value of $19.0 (December 31, 2021 — 1.4 million SVS with a value of $15.1) for this purpose, which we report as treasury stock on our consolidated balance sheet. We used 2.8 million SVS held by the broker (including additional SVS purchased during Q1 2022) to settle SBC awards that vested during Q1 2022.

We grant restricted share units (RSUs) and performance share units (PSUs), and from time-to-time stock options, to employees under our SBC plans. The majority of RSUs vest one-third per year over a three-year period. Stock options generally vest 25% per year over a four-year period. The number of outstanding PSUs that will actually vest will vary from 0% to 200% of a target amount granted based on the level of achievement of a pre-determined non-market performance measurement in the final year of a three-year performance period, subject to modification by each of a separate pre-determined non-market financial target and our relative Total Shareholder Return (TSR) performance over the three-year vesting period. The portion of our expense that relates to non-TSR-based performance is subject to adjustment in any period to reflect changes in the estimated level of achievement of pre-determined goals and financial targets. We also grant deferred share units (DSUs) and RSUs (under specified circumstances) to directors as compensation under our Directors' Share Compensation Plan. See note 2(l) to the 2021 AFS for further detail.

Information regarding RSU, PSU, and DSU grants to employees and directors, as applicable, for the periods indicated is set forth below (no stock options were granted in either period):

	Three months ended March 31
	2021	2022
RSUs Granted:
Number of awards (in millions)	2.4	1.7
Weighted average grant date fair value per unit	$8.11	$12.42

PSUs Granted:
Number of awards (in millions, representing 100% of target)	1.8	1.2
Weighted average grant date fair value per unit	$8.82	$14.40

DSUs Granted:
Number of awards (in millions)	0.03	0.03
Weighted average grant date fair value per unit	$8.37	$11.91

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Information regarding employee and director SBC expense for the periods indicated is set forth below:

	Three months ended March 31
	2021	2022
Employee SBC expense in cost of sales	$4.9	$5.6
Employee SBC expense in SG&A	5.2	9.0
Total	$10.1	$14.6
Director SBC expense in SG&A (1)	$0.5	$0.6
(1) Expense consists of director compensation to be settled with SVS, or SVS and cash, as elected by each director.

10.             OTHER CHARGES (RECOVERIES)

	Three months ended March 31
	2021	2022
Restructuring (a)	$5.8	$3.1
Transition Costs (b)	0.1	1.5
Acquisition Costs (Recoveries) and Other (c)	(1.3)	0.2
	$4.6	$4.8
(a)    Restructuring:

Our restructuring activities for Q1 2022 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.

In Q1 2022, we recorded cash restructuring charges of $2.8 and non-cash restructuring charges of $0.3. The cash charges consisted primarily of employee termination costs, and the non-cash charges consisted primarily of the write-down of assets related to disengaging programs. In Q1 2021, we recorded cash charges of $5.7, primarily for employee termination costs, and non-cash charges of $0.1, to write-down right-of-use assets in connection with vacated properties. At March 31, 2022, our restructuring provision was $6.2 (December 31, 2021 — $6.1), which we recorded in the current portion of provisions on our consolidated balance sheet.

(b)    Transition Costs:

Transition Costs consist of costs recorded in connection with: (i) the relocation of our Toronto manufacturing operations, and the move of our corporate headquarters into and out of a temporary location during, and upon completion, of the construction of space in a new office building at our former location (all in connection with the 2019 sale of our Toronto real property); (ii) the transfer of manufacturing lines from closed sites to other sites within our global network; and (iii) consistent with the treatment of our Toronto real property sale, the sale of real properties unrelated to restructuring actions (Property Dispositions). Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use and other costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations, transfers and dispositions. Transition Recoveries consist of any gains recorded in connection with Property Dispositions. We incurred Transition Costs of $1.5 during Q1 2022 (Q1 2021 — $0.1). Transition Costs in Q1 2022 related primarily to the anticipated disposal of certain assets reclassified as held for sale during Q1 2022. Any gain on the disposal of such assets will be recorded as Transition Recoveries in the period that the sale is completed. See note 7.
(c)    Acquisition Costs (Recoveries) and Other:

We incur consulting, transaction and integration costs relating to potential and completed acquisitions. We also incur charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions, when applicable. Collectively, these costs, charges and releases are referred to as Acquisition Costs (Recoveries).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

We recorded Acquisition Costs of $0.2 during Q1 2022 related to the acquisition of PCI (see note 4). In Q1 2021, we recorded net Acquisition Recoveries of $0.8, consisting of $0.4 in consulting costs related to potential acquisitions and $1.2 of releases related to certain indirect tax liabilities previously recorded in connection with our acquisition of Impakt Holdings, LLC. Other (which pertains only to Q1 2021) consists of legal recoveries of $0.5 (for component parts purchased in prior periods) in connection with the settlement of class action lawsuits in which we were a plaintiff.

11.         INCOME TAXES

Our income tax expense or recovery for each quarter is determined by multiplying the earnings or losses before tax for such quarter by management’s best estimate of the weighted-average annual income tax rate expected for the full year, taking into account the tax effect of certain items recognized in the interim period. As a result, the effective income tax rates used in our interim financial statements may differ from management’s estimate of the annual effective tax rate for the annual financial statements. Our estimated annual effective income tax rate varies as the quarters progress, for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believes it is not probable that future taxable profit will be available against which tax losses and deductible temporary differences could be utilized. Our annual effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.
Our Q1 2022 net income tax expense of $9.0 was favorably impacted by $4.9 in reversals of tax uncertainties in one of our Asian subsidiaries. Our Q1 2021 net income tax expense of $5.2 was favorably impacted by $1.1 in reversals of tax uncertainties in one of our Asian subsidiaries that completed its liquidation and dissolution during that quarter. Taxable foreign exchange impacts were not significant in either Q1 2022 or Q1 2021.

12.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, A/R, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities, the Term Loans, borrowings under the Revolver, lease obligations, and derivatives.

Interest rate risk:

Borrowings under the Credit Facility expose us to interest rate risk due to the potential variability of market interest rates. In order to partially hedge against our exposure to interest rate variability on our Term Loans, we have entered into various agreements with third-party banks to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for a portion of the borrowings under our Term Loans. At March 31, 2022, we had: (i) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings that expire in August 2023 (Initial Swaps); (ii) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings, for which the cash flows commence upon the expiration of the Initial Swaps and continue through June 2024 (First Extended Initial Swaps); (iii) interest rate swaps (entered into in February 2022) hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings (and any subsequent term loans replacing the Initial Term Loan), for which the cash flows commence upon the expiration of the First Extended Initial Swaps and continue through December 2025 (Second Extended Initial Swaps); (iv) interest rate swaps hedging the interest rate risk associated with $100.0 of outstanding borrowings under the Incremental Term Loan that expire in December 2023 (Incremental Swaps); (v) interest rate swaps (entered into in February 2022) hedging the interest rate risk associated with $100.0 of our Incremental Term Loan borrowings, for which the cash flows commence upon the expiration of the Incremental Swaps and continue through December 2025 (First Extended Incremental Swaps); and (vi) interest rate swaps (entered into in February 2022) hedging the interest rate risk associated with an additional $130.0 of our Incremental Term Loan borrowings that expire in December 2025 (Additional Incremental Swaps). We have an option to cancel up to $50.0 of the notional amount of the Additional Incremental Swaps from January 2024 through October 2025.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
At March 31, 2022, the interest rate risk related to $325.8 of borrowings under the Credit Facility was unhedged, consisting of unhedged amounts outstanding under the Term Loans ($195.4 under the Initial Term Loan and $130.4 under the Incremental Term Loan), and no amounts outstanding (other than ordinary course L/Cs) under the Revolver. See note 8.

At March 31, 2022, the fair value of our interest rate swap agreements was a net unrealized gain of $3.6, consisting of aggregate unrealized gains of $5.5 for certain of our swaps, which we recorded in other non-current assets, and aggregate unrealized losses of $1.9 on the remainder, which we recorded in other non-current liabilities on our consolidated balance sheet (December 31, 2021 — net unrealized loss of $6.9, consisting of aggregate unrealized losses of $7.4, and aggregate unrealized gains of $0.5). The unrealized portion of the change in fair value of the swaps is recorded in other comprehensive income (loss) (OCI). The realized portion of the change in fair value of the swaps is released from accumulated OCI and recognized under finance costs in our consolidated statement of operations when the hedged interest expense is recognized.

Global reform of major interest rate benchmarks is currently underway, including the anticipated replacement of some Interbank Offered Rates (including LIBOR) with alternative nearly risk-free rates. See note 2, "Recently issued accounting standards and amendments" of the 2021 AFS. We have obligations under our Credit Facility, certain lease arrangements and derivative instruments that are indexed to LIBOR (LIBOR Agreements). The interest rates under these agreements are subject to change when relevant LIBOR benchmark rates cease to exist. There remains uncertainty over the timing and methods of transition to such alternate rates.
Our Credit Facility provides that when the administrative agent, the majority of lenders or we determine that LIBOR (or the corresponding rate for any Alternative Currency, as defined in the Credit Facility), is unavailable or being replaced (or, in the case of LIBOR borrowings under the Revolver and the Incremental Term Loan, at our joint election with the administrative agent), then we and the administrative agent may amend the underlying credit agreement to reflect a successor rate as specified therein. Once LIBOR becomes unavailable, if no successor rate has been established, applicable loans under the Credit Facility accruing interest at LIBOR will convert to Base Rate loans. The Credit Facility has not yet been amended to reflect a successor rate for LIBOR. Certain of our lease arrangements that include progress payments provide that a successor rate will be determined by the lessor when LIBOR ceases to be available or is no longer representative, or if earlier, by mutually-agreed amendments to the lease agreement to adopt a replacement benchmark, but successor rates have not yet been implemented. It remains uncertain when the benchmark transitions will be complete or what replacement rates will be used.

Our variable rate Term Loans are partially hedged with interest rate swap agreements (described above). Hedge ineffectiveness could result due to the cessation of LIBOR, if such agreements transition using a different benchmark or spread adjustment as compared to the underlying hedged debt. The Second Extended Initial Swaps, the First Extended Incremental Swaps and the Additional Incremental Swaps mirror the LIBOR successor provisions under the Credit Facility, but have not yet transitioned to a successor rate. In Q1 2022, we also amended the swap agreement with one of the two counterparty banks under the Incremental Swaps (with a notional amount of $50.0) to mirror the LIBOR successor provisions under the Credit Facility, but such swaps have not yet transitioned to the successor rate. Our remaining interest rate swap agreements do not yet have LIBOR successor provisions and will require future amendment. As a result, we cannot assure that benchmark transitions under these interest rate swap agreements will be successful, or if so, what replacement rates will be used.

Our A/R sales program and three customers SFPs that were indexed to LIBOR have transitioned to alternative benchmark rates with predetermined spreads, with no significant impact on our consolidated financial statements.

While we expect that reasonable alternatives to LIBOR benchmarks will be implemented in advance of their cessation dates, we cannot assure that this will be the case. If relevant LIBOR benchmarks are no longer available and the alternative reference rate is higher, interest rates under the affected LIBOR Agreements would increase, which would adversely impact our interest expense, our financial performance and cash flows. We will continue to monitor developments with respect to the cessation of LIBOR, and will evaluate potential impacts on our LIBOR Agreements, processes, systems, risk management methodology and valuations, financial reporting, taxes, and financial results. However, we are currently unable to predict what the future replacement rates or consequences on our operations or financial results will be.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes, including negative impacts on currency exchange rates related to the COVID-19 pandemic, could have a material effect on our business, financial performance and financial condition.

Our major currency exposures at March 31, 2022 are summarized in U.S. dollar equivalents in the following table. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at March 31, 2022.

	Canadian dollar	Euro	Thai baht	Chinese renminbi
Cash and cash equivalents	$4.1	$9.5	$1.6	$18.1
Accounts receivable	8.0	44.0	—	19.8
Income taxes and value-added taxes receivable	16.7	0.2	12.7	6.3
Other financial assets	—	2.7	0.4	0.6
Pension and non-pension post-employment liabilities	(79.7)	(0.5)	(19.2)	(0.8)
Income taxes and value-added taxes payable	—	(0.2)	(5.0)	(13.4)
Accounts payable and certain accrued and other liabilities and provisions	(60.8)	(34.1)	(35.0)	(54.0)
Net financial assets (liabilities)	$(111.7)	$21.6	$(44.5)	$(23.4)

We enter into foreign currency forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge the exposures of our monetary assets and liabilities denominated in foreign currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates.

At March 31, 2022, we had foreign currency forwards and swaps to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars (1)	Maximum period in months	Fair value gain (loss)
Canadian dollar	$225.0	$0.79	13	$4.1
Thai baht	106.4	0.03	12	(0.5)
Malaysian ringgit	94.5	0.24	12	—
Mexican peso	26.6	0.05	12	1.1
British pound	0.4	1.33	4	—
Chinese renminbi	43.9	0.16	12	0.5
Euro	28.1	1.12	7	0.5
Romanian leu	35.6	0.23	12	(1.2)
Singapore dollar	20.8	0.74	12	(0.1)
Japanese yen	14.0	0.0084	4	0.7
Korean won	5.7	0.0008	4	0.1
Total	$601.0			$5.2

Fair values of outstanding foreign currency forward and swap contracts related to effective cash flow hedges where we applied hedge accounting				1.4
Fair values of outstanding foreign currency forward and swap contracts related to economic hedges where we record the changes in the fair values of such contracts through our consolidated statement of operations				3.8
				$5.2
(1)Represents the U.S. dollar equivalent (not in millions) of one unit of the foreign currency, weighted based on the notional amounts of the underlying foreign currency forward and swap contracts outstanding as at March 31, 2022.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
At March 31, 2022, the aggregate fair value of our outstanding contracts was a net unrealized gain of $5.2 (December 31, 2021 — net unrealized gain of $1.2), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date. At March 31, 2022, we recorded $9.5 of derivative assets in other current assets and $4.3 of derivative liabilities in accrued and other current liabilities (December 31, 2021 — $7.4 of derivative assets in other current assets and $6.2 of derivative liabilities in accrued and other current liabilities).

Credit risk:

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance continues to be relatively low. We are in regular contact with our customers, suppliers and logistics providers, and have not experienced significant counterparty credit-related non-performance in 2021 or Q1 2022. However, if a key supplier (or any company within such supplier's supply chain) or customer fails to comply with their contractual obligations, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign currency exchange contracts and swaps, interest rate swaps, or annuities for our pension plans defaults on their contractual obligations. With respect to our financial market activities, we have adopted a policy of dealing only with counterparties we deem to be creditworthy. No significant adjustments were made to our allowance for doubtful accounts during Q1 2022 or Q1 2021 in connection with our ongoing credit risk assessments.

Liquidity risk:

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk through maintenance of cash on hand and access to the various financing arrangements described in notes 5 and 8. We believe that cash flow from operating activities, together with cash on hand, cash from accepted sales of A/R, and borrowings available under the Revolver and potentially available under uncommitted intraday and overnight bank overdraft facilities, are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment. As our A/R sales program and SFPs are each uncommitted, however, there can be no assurance that any participant bank will purchase any of the A/R that we wish to sell.
13.     COVID-19 GOVERNMENT SUBSIDIES

We determined that we qualified for COVID-19-related government subsidies, grants and/or credits (COVID Subsidies) during 2021 from various government authorities, the most significant of which were provided under the Canadian Emergency Wage Subsidy (CEWS) first announced by the Government of Canada in April 2020. We have not applied for further COVID Subsidies since June 2021.

For Q1 2022, we recorded no COVID Subsidies. For Q1 2021, we recorded approximately $4 of COVID Subsidies, which we recognized as a reduction to the related expenses in cost of goods sold (approximately $3) and SG&A (approximately $1) in our consolidated statement of operations.

14.         COMMITMENTS AND CONTINGENCIES

Litigation:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes, and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, we believe that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Taxes and Other Matters:

In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications (MCTIC) issued assessments seeking to disqualify certain research and development expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. In Q1 2022, the MCTIC accepted our appeals in respect of 2007 to 2009 (following lower re-assessments issued for 2007 and 2008 in the first quarter of 2020 in response to our initial appeal). Our appeal in respect of 2006 had been accepted in the fourth quarter of 2021. As a result, as of March 31, 2022, this matter has been completely resolved with no adjustment to our original filing positions for any relevant year.

In the third quarter of 2021 (Q3 2021), the Romanian tax authorities issued a final assessment in the aggregate amount of approximately 31 million Romanian leu (approximately $7 at period-end exchange rates), for additional income and value-added taxes for one of our Romanian subsidiaries for the 2014 to 2018 tax years. In order to advance our case to the appeals phase and reduce or eliminate potential interest and penalties, we paid the Romanian tax authorities the full amount assessed in Q3 2021 (without agreement to all or any portion of such assessment). We believe that our originally-filed tax return positions are in compliance with applicable Romanian tax laws and regulations, and intend to vigorously defend our position through all necessary appeals or other judicial processes.

The successful pursuit of assertions made by any government authority, including tax authorities, could result in our owing significant amounts of tax or other reimbursements, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and in excess of amounts accrued.

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